Filed by Diamond Eagle Acquisition Corp.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Diamond Eagle Acquisition Corp. (File No. 001-38908)
Commission File No. for the Related Registration Statement: 333-235805
On March 20, 2020, Diamond Eagle Acquisition Corp., a Delaware corporation (the “Company”), mailed a notice to its stockholders of record as of March 20, 2020 of a special meeting to be held on April 9, 2020, to consider and vote on proposals related to that certain business combination agreement, dated as of December 22, 2019 (as may be amended from time to time, the “BCA” or the “Business Combination Agreement”), by and among the Company, DraftKings Inc., a Delaware corporation (“DraftKings”), SBTech (Global) Limited, a company limited by shares, originally incorporated in Gibraltar and continued as a company under the Isle of Man Companies Act 2006, with registration number 014119V (“SBT” or “SBTech”), DEAC NV Merger Corp., a Nevada corporation and a wholly-owned subsidiary of the Company (“DEAC Nevada”), DEAC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), the shareholders of SBT who are party thereto (the “SBT Sellers”) and the SBT Sellers’ Representative, pursuant to which (i) the Company will merge with and into DEAC Nevada, with DEAC Nevada surviving the merger (the “reincorporation”), (ii) following the reincorporation, Merger Sub will merge with and into DraftKings, with DraftKings surviving the merger (the “DK Merger”) and the stockholders of DraftKings will receive shares of Class A common stock and Class B common stock of New DraftKings (as defined below) and (iii) immediately following the DK Merger, DEAC Nevada will acquire all of the issued and outstanding share capital of SBT for a combination of cash and stock consideration. Upon consummation of the transactions contemplated by the BCA (the “Business Combination”). The text of the notice of special meeting is below.
Additional Information About the Business Combination
In connection with the proposed Business Combination, DEAC Nevada filed a registration statement on Form S-4 (File No. 333-235805) (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of DEAC Nevada to be issued in the Business Combination. The Registration Statement has not yet been declared effective by the SEC. This material is not a substitute for the definitive proxy statement/prospectus regarding the Business Combination. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement, the amendments thereto and, when available, the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the Business Combination. The Company will mail a definitive proxy statement/ prospectus and other relevant documents to its stockholders of record as of March 20, 2020 when available. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Diamond Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, President, Chief Financial Officer and Secretary, (310) 209-7280.
Participants in the Solicitation
The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement, and is available free of charge from the sources indicated above.
Each of DK and SBT and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination.

Information Concerning Forward-Looking Statements
This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s, DK’s and SBT’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s, DK’s and SBT’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s, DK’s and SBT’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against the Company, DK and SBT following the announcement of the Business Combination Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of the Company, approvals or other determinations from certain gaming regulatory authorities, or other conditions to closing in the Business Combination Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of the post-Business Combination company’s common stock on Nasdaq following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations, particularly with respect to gaming; (9) the possibility that DK, SBT or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.
Disclaimer
This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any vote in any jurisdiction in respect of the business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

DIAMOND EAGLE ACQUISITION CORP.
2121 Avenue of the Stars, Suite 2300
Los Angeles, California 90067
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 9, 2020
TO THE STOCKHOLDERS OF DIAMOND EAGLE ACQUISITION CORP.:
NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”) of the stockholders of Diamond Eagle Acquisition Corp., a Delaware corporation (“DEAC,” “we,” “us” or “our”), will be held at 10:00 a.m., New York City Time, on April 9, 2020, at the offices of Winston & Strawn LLP, at 200 Park Avenue, New York, New York 10166. Due to concerns about the coronavirus (COVID-19), we may hold the Special Meeting solely by means of remote communication or provide for the ability of stockholders to attend the Special Meeting by means of remote communication. In that event, we will announce that fact as promptly as practicable, and details on how to participate will be issued by press release, posted on our website at http://eagleinvestmentpartners.com/ and filed with the U.S. Securities and Exchange Commission as supplemental proxy material. You are cordially invited to attend the Special Meeting, which will be held for the following purposes:
(a)
Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve the business combination agreement, dated as of December 22, 2019 (as may be amended from time to time, the “BCA” or the “Business Combination Agreement”), by and among DEAC, DraftKings Inc., a Delaware corporation (“DraftKings”), SBTech (Global) Limited, a company limited by shares, originally incorporated in Gibraltar and continued as a company under the Isle of Man Companies Act 2006, with registration number 014119V (“SBTech”), DEAC NV Merger Corp., a Nevada corporation and a wholly-owned subsidiary of DEAC (“DEAC Nevada”), DEAC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of DEAC (“Merger Sub”), the shareholders of SBT party thereto (the “SBT Sellers”) and the SBT Sellers’ Representative, pursuant to which (i) DEAC will merge with and into DEAC Nevada, with DEAC Nevada surviving the merger (the “reincorporation”), (ii) following the reincorporation, Merger Sub will merge with and into DraftKings, with DraftKings surviving the merger (the “DK Merger”), (iii) immediately following the DK Merger, DEAC Nevada will acquire all of the issued and outstanding share capital of SBTech and (iv) DEAC Nevada will be renamed DraftKings Inc. (the transactions contemplated by the BCA, the “Business Combination” and such proposal, the “Business Combination Proposal”);

(b)
Proposal No. 2 — The Reincorporation Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the change of DEAC’s jurisdiction of incorporation from the State of Delaware to the State of Nevada through the reincorporation. In connection with the reincorporation, DEAC will replace its current amended and restated certificate of incorporation (the “Current Charter”) with the proposed amended and restated articles of incorporation (the “Proposed Charter”) of DEAC Nevada, to be renamed DraftKings Inc. following the reincorporation (“New DraftKings”) (we refer to such proposal as the “Reincorporation Proposal”);

(c)
Proposal No. 3 — The Charter Proposal — to consider and vote upon a proposal to approve, assuming each of the Business Combination Proposal and the Reincorporation Proposal is approved and adopted, the Proposed Charter of New DraftKings in connection with the reincorporation (we refer to such proposal as the “Charter Proposal”);

(d)
Proposal No. 4 — The Advisory Charter Proposals — to approve and adopt, on a non-binding advisory basis, certain differences between the Current Charter and the Proposed Charter, which are being presented in accordance with the requirements of the U.S. Securities and Exchange Commission (the “SEC”) as nine separate sub-proposals (which we refer to, collectively, as the “Advisory Charter Proposals”):

(1)
Advisory Charter Proposal A — New DraftKings will have 2,100,000,000 shares of authorized capital stock, which will consist of   (i) 900,000,000 shares of Class A common stock of New DraftKings, par value $0.0001 per share (“New DraftKings Class A common stock”), (ii) 900,000,000 shares of Class B common stock of New DraftKings, par value $0.0001 per share (“New DraftKings Class B common stock”) and (iii) 300,000,000 shares of preferred stock, par value $0.0001 per share, as opposed to DEAC having 401,000,000 shares of capital stock authorized, consisting of  (i) 380,000,000 shares of Class A common stock of DEAC, par value $0.0001 per share (“DEAC Class A common stock”), (ii) 20,000,000 shares of Class B common stock of DEAC, par value $0.0001 per share (“DEAC Class B common stock”) and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share;

(2)
Advisory Charter Proposal B — Holders of shares of New DraftKings Class A common stock will be entitled to cast one vote per share of New DraftKings Class A common stock and holders of shares of New DraftKings Class B common stock will be entitled to cast 10 votes per share of New DraftKings Class B common stock on each matter properly submitted to New DraftKings’ stockholders entitled to vote, as opposed to each share of DEAC Class A common stock and DEAC Class B common stock being entitled to one vote per share on each matter properly submitted to DEAC’s stockholders entitled to vote;

(3)
Advisory Charter Proposal C — Each member of the board of directors of New DraftKings will be elected at each annual meeting of stockholders (or special meeting in lieu thereof), as opposed to DEAC having three classes of directors, with only one class of directors being elected in each year and each class serving a three-year term;

(4)
Advisory Charter Proposal D — Any action required or permitted to be taken by the stockholders of New DraftKings may be taken by written consent until the time that Mr. Robins no longer beneficially owns at least a majority of the voting power of the capital stock of New DraftKings, as opposed to only holders of shares of DEAC Class B common stock having the ability to take stockholder action by written consent;

(5)
Advisory Charter Proposal E — The Eighth Judicial District Court of Clark County, Nevada, or under certain circumstances another state or federal court located within the State of Nevada, will be the exclusive forum for certain actions and claims, as opposed to the Court of Chancery of the State of Delaware or under certain circumstances another state or federal court located within the State of Delaware;

(6)
Advisory Charter Proposal F — Amendments to certain provisions of the Proposed Charter will require either the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding capital stock of New DraftKings or the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock of New DraftKings, depending on the number of shares of New DraftKings capital stock beneficially owned by Mr. Robins at such time, as opposed to amendments to certain provisions of the Current Charter requiring an amendment to be conducted in accordance with Delaware law, subject to certain exceptions;

(7)
Advisory Charter Proposal G — The bylaws of New DraftKings may be amended, altered, rescinded or repealed or adopted either (x) by the New DraftKings board of directors or (y) (i) the affirmative vote of the holders of at least two-thirds of the voting power of the capital stock of New DraftKings or (ii) the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock of New DraftKings, depending on the number of shares of New DraftKings capital stock beneficially owned by Mr. Robins at such time, as opposed to the bylaws of DEAC requiring the approval of a majority of the board of directors of DEAC or by the holders of a majority of DEAC’s outstanding shares;

(8)
Advisory Charter Proposal H — The number of directors will be fixed and may be modified either (i) by the New DraftKings board of directors or (ii) by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding capital stock of New DraftKings, depending on the number of shares of New DraftKings capital stock beneficially owned by Mr. Robins at such time, as opposed to the number of directors being determined by DEAC’s board of directors; and

(9)
Advisory Charter Proposal I — The Proposed Charter will provide New DraftKings with certain rights to require the sale and transfer of New DraftKings capital stock owned or controlled by any stockholders that fail to comply with applicable gaming laws or their affiliates, and otherwise prohibit the transfer of New DraftKings capital stock to such persons, as opposed to no such provisions in the Current Charter.

(e)
Proposal No. 5 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Reincorporation Proposal and the Charter Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of The Nasdaq Stock Market, the issuance of   (x) shares of New DraftKings Class A common stock to the current DraftKings equity holders (the “DK Equityholders”) and the SBT Sellers pursuant to the terms of the BCA and (y) shares of DEAC Class A common stock to certain institutional investors (the “PIPE Investors”) in connection with the Private Placement, including shares to be issued upon conversion of the Convertible Notes, plus any additional shares pursuant to subscription agreements we may enter into prior to Closing (we refer to this proposal as the “Stock Issuance Proposal”);

(f)
Proposal No. 6 — The Incentive Award Plan Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Reincorporation Proposal, the Charter Proposal and the Stock Issuance Proposal are approved and adopted, the DraftKings Inc. 2020 Incentive Award Plan (we refer to this proposal as the “Incentive Award Plan Proposal” and, collectively with the Business Combination Proposal, the Reincorporation Proposal, the Charter Proposal and the Stock Issuance Proposal, the “condition precedent proposals”); and

(g)
Proposal No. 7 — The Employee Stock Purchase Plan Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Reincorporation Proposal, the Charter Proposal and the Stock Issuance Proposal are approved and adopted, the DraftKings Inc. Employee Stock Purchase Plan (we refer to this proposal as the “ESPP Proposal”).

(h)
Proposal No. 8 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the condition precedent proposals would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the BCA is not satisfied or waived (we refer to this proposal as the “Adjournment Proposal”).

Only holders of record of shares of DEAC’s Class A common stock and Class B common stock (collectively, “DEAC common stock”) at the close of business on March 20, 2020 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any adjournment of the Special Meeting.
We will provide you with the proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read, when available, the proxy statement/prospectus (and any documents incorporated into the proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”
After careful consideration, DEAC’s board of directors has determined that each of the Business Combination Proposal, the Reincorporation Proposal, the Charter Proposal, the Advisory Charter Proposals, the Stock Issuance Proposal, the Incentive Award Plan Proposal, the ESPP Proposal and the Adjournment Proposal are in the best interests of DEAC and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of DEAC’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of DEAC and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of DEAC’s Directors and Officers in the Business Combination” in the proxy statement/prospectus when it becomes available for a further discussion.
Under the BCA, the approval of each of the condition precedent proposals is a condition to the consummation of the Business Combination. The adoption of each condition precedent proposal is conditioned on the approval of all of the condition precedent proposals. If our stockholders do not approve each of the condition precedent proposals, the Business Combination may not be consummated. The Adjournment Proposal is not conditioned on the approval of any other proposal.
In connection with our initial public offering, our initial stockholders (consisting of Eagle Equity Partners, LLC, a Delaware limited liability company (our “Sponsor”), and Harry E. Sloan) and our directors at the time of our initial public offering entered into a letter agreement to vote their shares of DEAC Class B common stock purchased prior to our initial public offering (the “founder shares”), as well as any shares of DEAC Class A common stock sold as part of the units by us in our initial public offering (the “public shares”) purchased by them during or after our initial public offering, in favor of the Business Combination Proposal, and we also expect them to vote their shares in favor of all other proposals being presented at the Special Meeting. As of the date hereof, our initial stockholders own approximately 20% of our total outstanding common stock.
Pursuant to DEAC’s Current Charter, a holder of public shares (a “public stockholder”) may request that DEAC redeem all or a portion of its public shares (which would become shares of New DraftKings Class A common stock in the Business Combination) for cash if the Business Combination is consummated. As a public stockholder, you will be entitled to receive cash for any public shares to be redeemed only if you:
(i)
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to 5:00 p.m., New York City Time, on April 7, 2020, (a) submit a written request to Continental Stock Transfer & Trust Company, DEAC’s transfer agent (the “transfer agent”), that DEAC redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through Depository Trust Company (“DTC”).

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct it to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If the Business Combination is consummated and a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, we will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account established in connection with our initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account and not previously released to us to fund our working capital requirements (subject to an annual limit of  $250,000) and/or to pay our taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of December 31, 2019, this would have amounted to approximately $10.10 per public share. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with our consent, until the Closing (as defined below). If a holder of a public share delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that DEAC instruct its transfer agent to return the shares (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in the proxy statement/prospectus when it becomes available. See “The Special Meeting — Redemption Rights” in the proxy statement/prospectus when it becomes available for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.
Under the BCA, DEAC has agreed to combine with DraftKings and SBT for approximately $2.7 billion (with the apportionment of shares as among DEAC, DraftKings and SBTech equity holders based on the liquidation value of DEAC Class A common stock), of which (A) approximately $2.055 billion will be paid to (i) the current equityholders of DraftKings, including Jason Robins, the Chief Executive Officer of DraftKings (and of New DraftKings following the completion of the Business Combination) (the “DK Equityholders”) in the form of shares of Class A common stock of New DraftKings, valued at the redemption price for DEAC’s public shares in the Business Combination, plus in the case of Mr. Robins, a number of shares of Class B common stock of New DraftKings as a result of which he will have approximately 90% of the voting power of the capital stock of New DraftKings on a fully-diluted basis and (ii) holders of vested options and warrants exercisable for DraftKings equity in the form of newly issued options and warrants of New DraftKings exercisable for New DraftKings Class A common stock and (B) approximately €590 million will be paid to the SBT Sellers and holders of vested in-the-money options exercisable for equity of SBT, consisting of   (i) €180 million in cash, subject to customary net debt and working capital adjustments as well as certain other specified items (the “Cash Consideration”) payable in respect of the SBT shares and Cashed-Out SBT Options and (ii) approximately €410 million in shares of New DraftKings Class A common stock, valued at the redemption price for DEAC’s public shares in the Business Combination, and in the form of newly issued in-the-money vested options of New DraftKings exercisable for New DraftKings Class A common stock. Outstanding options exercisable for DraftKings or SBT equity (other than Cashed-Out SBT Options, for which the holders will receive a portion of the Cash Consideration for such options) will be converted into options exercisable for shares of New DraftKings Class A common stock. After the execution of the BCA, DraftKings granted restricted stock units to certain of its employees, which will be converted into restricted stock units denominated in New DraftKings Class A common stock. The Cash Consideration will be funded from the following sources: (1) proceeds available from the trust account established in connection with DEAC’s initial public offering, after giving effect to any and all redemptions; and (2) proceeds from the private placements of shares of DEAC’s Class A common stock and warrants of DEAC pursuant to the Subscription Agreements to certain institutional investors to occur immediately prior to the closing of the Business Combination (the “Closing”) at a purchase price of   $10.00 per share, of which DEAC currently has commitments for $304.7 million of proceeds (the “Private Placement”).
Under the terms of the BCA, the Closing is subject to certain conditions, including, among other things, (i) approval by DEAC Stockholders, DraftKings’ stockholders and SBT’s shareholders of the Business Combination Agreement, the Business Combination and certain other actions related thereto, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) certain approvals or other determinations from certain gaming regulatory authorities, as applicable, and the absence of a material adverse regulatory event with respect to DraftKings and SBT, (iv) DEAC having at least $400 million of cash at the Closing (the “Minimum Proceeds Condition”), consisting of cash held in the trust account after giving effect to redemptions of public shares, if any, and proceeds from the Private Placement, (v) the effectiveness of the registration statement, of which the proxy statement/prospectus forms a part and (vi) the listing of the shares of New DraftKings to be issued in the Business Combination on Nasdaq. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. The required approvals of DraftKings’ stockholders and SBT’s shareholders were obtained prior to the date hereof.
In connection with satisfying the Minimum Proceeds Condition, DEAC entered into subscription agreements (the “Subscription Agreements”) with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase immediately prior to the Closing an aggregate of 30,471,352 shares of DEAC Class A common stock at a purchase price of  $10.00 per share, and DEAC has agreed to issue to the PIPE Investors an aggregate of 3.0 million warrants to purchase shares of DEAC Class A common stock that are identical to DEAC’s public warrants. In connection with the Closing, all of the issued and outstanding shares of DEAC Class A common stock, including the shares of DEAC Class A common stock issued to the PIPE Investors, will be exchanged, on a one-for-one basis, for shares of New DraftKings Class A common stock. In addition, all of DEAC’s outstanding warrants will become warrants to acquire shares of New DraftKings Class A common stock on the same terms as DEAC’s currently outstanding warrants.
In connection with the Closing, our Sponsor and Mr. Sloan (together, the “DEAC Founders”) will deposit 5,280,000 of their founder shares into escrow and forfeit 720,000 of their founder shares to New DraftKings, and New DraftKings will issue 720,000 new shares of Class A common stock into escrow for the SBT Earnout Group (as defined below) pursuant to the BCA (collectively, the “Earnout Shares”). Pursuant to the BCA, the Earnout Shares will be released from escrow to the DEAC Founders (the “DEAC Earnout Group”), the SBT Sellers (the “SBT Earnout Group”) and the DK Equityholders and holders of former DraftKings options that were converted into options to purchase a number of shares of New DraftKings Class A Common Stock and holders of former DraftKings restricted stock units that were converted into New DraftKings restricted stock units (together, the “DK Earnout Group”) upon the achievement of certain earnout targets based upon the volume weighted average share price of New DraftKings Class A common stock ranging from $12.50 to $16.00. The members of the DEAC Earnout Group will each be entitled to receive their respective pro rata shares (as among the DEAC Earnout Group) of 3,000,000 Earnout Shares. The members of the DK Earnout Group will each be entitled to receive their respective pro rata shares (as among the DK Earnout Group) of 2,280,000 Earnout Shares. The members of the SBT Earnout Group will each be entitled to receive their respective pro rata shares (as among the SBT Earnout Group) of 720,000 Earnout Shares. Any Earnout Shares not eligible to be released by the four-year anniversary of the Closing Date will be forfeited to New DraftKings and canceled, and no earnout recipient will have any rights with respect thereto.
In addition, at the Closing, New DraftKings will enter into a Stockholders Agreement (the “Stockholders Agreement”) with the DEAC Founder Group (defined below) and the independent directors of DEAC (the “DEAC Stockholder Group”), certain DK Equityholders consisting of the executive officers and directors of DraftKings and 1% and greater stockholders of DraftKings and excluding any shares acquired via the Private Placement (the “DK Stockholder Group”) and the SBT Sellers (the “SBT Stockholder Group” and, together with the DEAC Stockholder Group and the DK Stockholder Group, the “Stockholder Parties”), pursuant to which, among other things, (i) the DK Stockholder Group, the SBT Sellers’ Representative as of the date of the BCA and the DEAC Stockholder Group will have the right to nominate ten, two and one director(s), respectively, to the initial board of directors of New DraftKings, subject to certain independence requirements, (ii) the shares of New DraftKings common stock held by the Stockholder Parties will be subject to certain transfer restrictions and (iii) New DraftKings will provide certain registration rights for the shares of New DraftKings common stock held by the members of the Stockholder Parties.
Subject to approval by DEAC Stockholders of the Business Combination Proposal, the Reincorporation Proposal and the Charter Proposal, New DraftKings will adopt a dual class stock structure comparable to the one that will be in effect at DraftKings immediately prior to the Closing, comprised of Class A common stock, which will carry one vote per share, and Class B common stock, which will carry 10 votes per share. Upon the Closing, all stockholders of New DraftKings will hold only shares of New DraftKings Class A common stock, except for Mr. Robins, who will hold shares of New DraftKings Class A common stock and shares of New DraftKings Class B common stock. Immediately following the Closing, and by virtue of his holdings of New DraftKings Class A common stock and New DraftKings Class B common stock, Mr. Robins is expected to hold approximately 90% of the voting power of the capital stock of New

DraftKings on a fully-diluted basis. The New DraftKings Class B common stock will not be entitled to dividends and will have only a nominal participation in any liquidation of New DraftKings, which participation will rank junior to the New DraftKings Class A common stock. The New DraftKings Class B common stock is also subject to a “sunset” if Mr. Robins no longer (i) serves in a senior executive or board role, or (ii) holds more than a specified amount of New DraftKings shares. See “Description of New DraftKings Securities — New DraftKings Common Stock — Class B Common Stock — Mandatory Cancellation.”
All DEAC stockholders are cordially invited to attend the Special Meeting in person. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are a stockholder of record holding shares of DEAC common stock, you may also cast your vote in person at the Special Meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have no effect on certain proposals because such action would not count as a vote cast at the Special Meeting.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
If you have any questions or need assistance voting your common stock, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing DEAC.info@investor.morrowsodali.com. This notice of special meeting is and the proxy statement/prospectus relating to the Business Combination will be available at https://www.cstproxy.com/diamondeagleacquisitioncorp/sm2020.
Thank you for your participation. We look forward to your continued support.
March 20, 2020	By Order of the Board of Directors,
/s/ Jeff Sagansky Jeff Sagansky Chief Executive Officer and Chairman
IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SHARES OF DEAC CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF DEAC CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF DEAC CLASS A COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE SPECIAL MEETING — REDEMPTION RIGHTS” IN THE PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION
AND WHERE TO FIND IT
In connection with the proposed Business Combination, DEAC NV Merger Corp. (“DEAC Nevada”), a wholly owned subsidiary of Diamond Eagle Acquisition Corp. (the “Company”), filed a registration statement on Form S-4 (File No. 333-235805) (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of DEAC Nevada to be issued in the Business Combination. The Registration Statement has not yet been declared effective by the SEC. This material is not a substitute for the definitive proxy statement/prospectus regarding the Business Combination. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement, the amendments thereto and, when available, the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the Business Combination. The Company will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders of record as of March 20, 2020 when available. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Diamond Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, President, Chief Financial Officer and Secretary, (310) 209-7280.
PARTICIPANTS IN THE SOLICITATION
The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement, and is available free of charge from the sources indicated above.
Each of DraftKings Inc. (“DK”) and SBTech (Global) Limited (“SBT”) and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination.
INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS
This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s, DK’s and SBT’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s, DK’s and SBT’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s, DK’s and SBT’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against the Company, DK and SBT following the announcement of the Business Combination Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of the Company, approvals or other determinations from certain gaming regulatory authorities, or other conditions to closing in the Business Combination Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of the post-Business Combination company’s common stock on Nasdaq following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations, particularly with respect to gaming; (9) the possibility that DK, SBT or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.
DISCLAIMER
This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any vote in any jurisdiction in respect of the business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.